Jill Damon

jill.damon@dechert.com

+1 617 728 7135 Direct

+1 617 426 6567 Fax

One International Place, 40th Floor

100 Oliver Street

Boston, MA 02110-2605

+1 617 728 7100 Main

+1 617 426 6567 Fax

www.dechert.com

April 30, 2014

Dominic Minore

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Prospectus and Statement of Additional Information (“SAI”) contained in Post Effective Amendment No. 45 to the Registration Statement of Longleaf Partners Funds Trust (Filed on February 28, 2014)

Dear Mr. Minore:

This letter responds to comments you provided to me and Leah Schubert in a telephonic discussion on April 15, 2014 regarding the Longleaf Partners Funds Trust (the “Registrant”) Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on February 28, 2014. Summaries of the comments, and Registrant’s responses thereto, are provided below.

Responses to Comments

Capitalized terms have the same meaning as defined in the Prospectus and SAI unless otherwise indicated.

1.	Comment:	Please file a response letter that includes the Staff’s comments and the Registrant’s responses as EDGAR correspondence. Please also file Tandy representations as EDGAR correspondence. A comment made with respect to disclosure in one location of the 485(a) filing is considered applicable to similar disclosure appearing elsewhere in the filing.

	Response:	Registrant has filed this letter as EDGAR correspondence and has filed the Tandy representations as Appendix A to this letter. Registrant acknowledges that a comment made with respect to disclosure in one location of the 485(a) filing is considered applicable to similar disclosure appearing elsewhere in the filing, and has made relevant changes accordingly.

April 30, 2014 Page 2

2.	Comment:	In the Partners Fund’s “Investment Objective and Policy” summary section, please remove all disclosure other than the first sentence, as Item 2 of Form N-1A asks only for disclosure of a fund’s investment objective. The second sentence may be moved to a more appropriate location. However, the third sentence should be deleted as it is negative disclosure. Please also change the section heading to “Investment Objective.”

	Response:	Registrant has changed the heading to “Investment Objective.” Registrant has also removed all disclosure, other than the first sentence, from this section and moved the second sentence of such disclosure to the “Principal Investment Strategy” summary section. The third sentence has been deleted in its entirety.

3.	Comment:	The Partners Fund’s “Fees and Expenses” table does not include a separate “Acquired Fund Fees and Expenses” line item. Please confirm in your letter that any acquired fund fees and expenses are less than 1 basis point and are included in the “Other Expenses” line item.

	Response:	Registrant confirms that any acquired fund fees and expenses are less than 1 basis point and would be included in the “Other Expenses” line item, although the Funds do not currently invest in acquired funds.

4.	Comment:	The Partners Fund’s “Principal Investment Strategy” section indicates that the Fund may “invest in derivatives of any kind.” Please refer to the Barry Miller letter to the Investment Company Institute dated July 30, 2010 regarding derivatives. Please tailor the Fund’s derivatives disclosure to address the specific types of derivatives instruments in which the Fund expects to principally invest over the next 12 months, as well as their related risks.

	Response:	Registrant acknowledges that it is aware of the Barry Miller letter and believes the Funds’ disclosure complied with the letter. Registrant has removed the disclosure stating that the Fund “reserves the right to invest in derivatives of any kind.” The

April 30, 2014 Page 3

Fund’s “Principal Investment Strategy” section currently lists the specific types of derivatives instruments in which the Fund expects to principally invest over the next 12 months, and the related risks of such instruments are disclosed in the “Derivatives Risk” in the Fund’s “Principal Investment Risks” section.

5.	Comment:	The Partners Fund’s “Principal Investment Strategy” section states that, during the last fiscal year, the Fund employed a variety of options strategies to “seek enhanced returns.” Please revise this language using plain English (e.g., “for speculative purposes”).

	Response:	Registrant has revised the disclosure as follows: “During the last fiscal year the Fund employed a variety of options strategies to gain exposure to securities of companies that meet our qualitative and quantitative criteria.” Similar revisions have been made to other instances of this phrase.

6.	Comment:	If the Partners Fund’s use of short sales is not limited to short sales that are “against the box,” please add disclosure explaining that naked short sales expose the Fund to potentially unlimited losses.

	Response:	Registrant has revised the “Puts, Calls, Options, Short Sales, Swaps and Financial Futures” risk to include the following additional underlined language: “If these instruments do not perform as we anticipate, or if a Fund were not able to close out its position, a significant loss could occur, and in the case of short sales, the loss is potentially unlimited in certain circumstances.”

7.	Comment:	In the Small Cap Fund’s “Principal Investment Strategy” section, “small-cap” is defined by reference to three different indices. Please confirm that the use of three different indices is appropriate. Please clarify whether the Fund’s investments will be limited to the companies included in the three listed indices. Please also disclose whether the Fund will be required to sell a portfolio security in the event the market capitalization of the issuer subsequently exceeds the top of the capitalization range listed in the small-cap definition.

April 30, 2014 Page 4

	Response:	Registrant confirms that the use of three different small-capitalization indices in the definition of “small-cap” is appropriate because they collectively define the small-capitalization range of the small-capitalization universe in which the Fund invests. Registrant has added the following disclosure under “Definition of Small-Cap” in the Fund’s “Principal Investment Strategy” section:

“Fund investments are not limited to companies represented in these indices, however, and there is no requirement to sell securities of a company if it subsequently exceeds the top of the capitalization range.”

8.	Comment:	The International Fund’s “Principal Investment Strategy” section states that the Fund “normally invests at least 65% of total assets in the equity securities of international issuers.” Because “international issuers” includes U.S. issuers, please include disclosure stating that a minimum of 40% of the Fund’s total assets will be invested in non-U.S. issuers located throughout the world.

	Response:	Registrant notes that the International Fund normally invests at least 65% of its total assets in equity securities of non-U.S. issuers. Accordingly, Registrant has revised the disclosure as follows: “The International Fund normally invests at least 65% of total assets in the equity securities of non-U.S. issuers….”

9.	Comment:	In your response letter, please confirm that, whenever a material portion of a Fund’s portfolio is invested in issuers located in any one non-U.S. country, you will sticker the prospectus to disclose that fact and the attendant risks.

	Response:	Registrant so confirms.

10.	Comment:	The footnote to the Global Fund’s “Fees and Expenses” table states that the Fund’s fee waiver will continue “until average annual net assets exceed $54 million and expenses fall below the 1.65% cap.” However, per the instructions to Item 3 of Form N-1A, a fee waiver must be in effect for at least one year in order to be presented in a fund’s annual fund operating expenses table. If the fee waiver will not be in effect for at least a year and is removed from the annual fund operating expenses table, please revise the

April 30, 2014 Page 5

“Example of Fund Expenses” numbers and the lead-in paragraph to reflect this change. Please identify the party to the fee waiver contract that is waiving the fee, and confirm in your letter that this entity does not have the ability to recoup any of the fees waived. Finally, please file the fee waiver contract as an exhibit to the 485(b) filing.

Response:

Registrant respectfully notes that the Global Fund’s fee waiver is included in the Fund’s investment advisory agreement, which has previously been filed as an exhibit to the Registration Statement. Given that the fee waiver is part of the investment advisory agreement, and that the investment adviser has a contractual obligation to waive such fees, Registrant considers the fee waiver to be permanent. Accordingly, the fee waiver is expected to be in effect for at least one year, and Registrant respectfully declines to remove the fee waiver from the “Annual Fund Operating Expenses” table. Further, Registrant confirms that the investment adviser cannot recoup any of the fees waived.

Additionally, Registrant has revised the fee waiver footnote as follows:

*The investment adviser is contractually obligated to waive its fee to the extent necessary to limit operating expenses (other than interest, taxes, brokerage commissions, distribution fees, and extraordinary expenses) to a maximum during any fiscal year of 1.65% per annum of average net assets of the Fund; provided, however, that the investment adviser shall not be required to provide reimbursement to the Fund for any fiscal year in excess of the amount of its fee which would otherwise be earned for that fiscal year.

11.	Comment:	The “How to Open a New Account” section of the “Shareholder Manual” states that “items delivered to the P.O. Box are not deemed ‘received’ until they arrive at BNY Mellon for processing.” Please disclose the risks of an uncertain purchase date and NAV due to the potential for delays relating to how

April 30, 2014 Page 6

frequently the mail will be retrieved and how much time is involved in transferring the mail to BNY Mellon for processing. Please provide disclosure regarding how long this entire process typically takes.

Response:	Registrant has added the following disclosure to the “How to Open a New Account” section of the “Shareholder Manual:”

“While mail delivered to the P.O. Box is transferred each day directly to BNY Mellon for processing, delays in U.S. mail and other administrative delays could result in an uncertain purchase date and NAV. Under normal circumstances, this process is typically completed on the same day as the mail is delivered to the P.O. Box.”

Sincerely,

/s/ Jill Damon

Jill Damon

cc:	John V. O’Hanlon
Andrew R. McCarroll

Appendix A

[Longleaf Partners Funds Trust Letterhead]

April 30, 2014

VIA EDGAR CORRESPONDENCE

Dominic Minore

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:    Longleaf Partners Funds Trust (SEC File Nos. 033-10472 and 811-04923) Post-Effective Amendments No. 46 and 46 to the Registrant’s Registration Statement on Form N-1A (the “Amendments”)

Dear Mr. Minore:

In connection with a response being made on behalf of the Registrant to comments you provided with respect to the Amendments, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure contained in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (the “Commission staff”) or changes to disclosure in response to Commission staff comments in the filings reviewed by the Commission staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings made; and

•	the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgments from all companies whose filings are being reviewed and that this request and these acknowledgments should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Thank you for your attention to the foregoing.

Sincerely,

/s/ Andrew R. McCarroll

Andrew R. McCarroll

General Counsel & Principal

Southeastern Asset Management, Inc.

Functioning as principal legal officer under agreements with Longleaf Partners Funds Trust and its separate series.